SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 371

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


              SUBJECT TO COMPLETION DATED SEPTEMBER 24, 1999

              AMERICA'S LEADING BRANDS PORTFOLIO, SERIES 6
                     BIOTECHNOLOGY PORTFOLIO SERIES
                   COMMUNICATIONS PORTFOLIO, SERIES 5
                      INTERNET PORTFOLIO, SERIES 8
                   MARKET LEADERS PORTFOLIO, SERIES 4
                       RETAIL PORTFOLIO, SERIES 4

                                 FT 371

FT 371 consists of six separate unit investment trusts each of which is listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust contains a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which the Trust is named. The objective of each Trust is to provide above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)

                             1-800-621-9533

            The date of this prospectus is ____________, 1999

                          Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           7
Statements of Net Assets                                 8
Schedules of Investments                                10
The FT Series                                           16
Portfolios                                              17
Risk Factors                                            19
Portfolio Securities Descriptions                       21
Public Offering                                         23
Distribution of Units                                   25
The Sponsor's Profits                                   26
The Secondary Market                                    26
How We Purchase Units                                   26
Expenses and Charges                                    26
Tax Status                                              27
Retirement Plans                                        28
Rights of Unit Holders                                  28
Income and Capital Distributions                        29
Redeeming Your Units                                    30
Removing Securities from a Trust                        31
Amending or Terminating the Indenture                   32
Information on the Sponsor, Trustee and Evaluator       32
Other Information                                       33

                    Summary of Essential Information

                                 FT 371

                    At the Opening of Business on the
               Initial Date of Deposit-____________, 1999

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                   America's
                                                                   Leading Brands      Biotechnology       Communications
                                                                   Portfolio           Portfolio           Portfolio
                                                                   Series 6            Series              Series 5
                                                                   ____________        _____________       ______________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)             1/                  1/                  1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2) $ 9.900             $ 9.900             $ 9.900

    Maximum Sales Charge of 4.5% of the Public Offering
        Price per Unit (4.545% of the net amount invested,
        exclusive of the deferred sales charge) (3)                $  .450             $  .450             $  .450
    Less Deferred Sales Charge per Unit                            $ (.350)            $ (.350)            $ (.350)
Public Offering Price per Unit (4)                                 $10.000             $10.000             $10.000
Sponsor's Initial Repurchase Price per Unit (5)                    $ 9.550             $ 9.550             $ 9.550
Redemption Price per Unit (based on aggregate underlying value
    of Securities less deferred sales charge) (5)                  $ 9.550             $ 9.550             $ 9.550
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code                                                      _____               _____               _____

First Settlement Date                       ____________, 1999
Mandatory Termination Date (6)              October 15, 2004
Income Distribution Record Date             Fifteenth day of each June and December, commencing December 15, 1999.
Income Distribution Date (7)                Last day of each June and December, commencing December 31, 1999.

_____________

See "Notes to Summary of Essential Information" on page 4.

                    Summary of Essential Information

                                 FT 371

                    At the Opening of Business on the
               Initial Date of Deposit-____________, 1999

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                   Internet            Market Leaders      Retail
                                                                   Portfolio           Portfolio           Portfolio
                                                                   Series 8            Series 4            Series 4
                                                                   ___________         ___________         _________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)              1/                 1/                  1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)  $ 9.900             $ 9.900             $ 9.900
   Maximum Sales Charge of 4.5% of the Public Offering Price
      per Unit (4.545% of the net amount invested,
      exclusive of the deferred sales charge) (3)                  $  .450             $  .450             $  .450
   Less Deferred Sales Charge per Unit                             $ (.350)            $ (.350)            $ (.350)
Public Offering Price per Unit (4)                                 $10.000             $10.000             $10.000
Sponsor's Initial Repurchase Price per Unit (5)                    $ 9.550             $ 9.550             $ 9.550
Redemption Price per Unit (based on aggregate underlying value
    of Securities less deferred sales charge) (5)                  $ 9.550             $ 9.550             $ 9.550
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code                                                      _____               _____               _____

First Settlement Date                         ____________, 1999
Mandatory Termination Date (6)                October 15, 2004
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 1999.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 1999.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Tables" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Tables." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                              Fee Table

This Fee Table describes the fees and expenses that you may pay directly or indirectly if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately five years and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                              AMERICA'S               BIOTECHNOLOGY           COMMUNICATIONS
                                                              LEADING BRANDS          PORTFOLIO               PORTFOLIO
                                                              PORTFOLIO, SERIES 6     SERIES                  SERIES 5
                                                              ___________________     ___________________     ___________________
                                                                         Amount                  Amount                  Amount
                                                                         per Unit                per Unit                per Unit
                                                                         ________                ________                ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.0%(a)   $ .100        1.0%(a)   $ .100        1.0%(a)   $ .100
Deferred sales charge                                          3.5%(b)     .350        3.5%(b)     .350        3.5%(b)     .350
                                                              _____      ______       _____      ______       _____      ______
Maximum sales charge                                           4.5%      $ .450        4.5%      $ .450        4.5%      $ .450
                                                              =====      ======       =====      ======       =====      ======
Maximum sales charge imposed on reinvested dividends           3.5%(c)   $ .350        3.5%(c)   $ .350        3.5%(c)   $ .350
                                                              =====      ======       =====      ======       =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                  .225%(d)   $.0225       .225%(d)   $.0225       .225%(d)   $.0225
                                                              =====      ======       =====      ======       =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                        .100%      $.0098       .100%      $.0098       .100%      $.0098
Trustee's fee and other operating expenses                    .152%(e)    .0149       .152%(e)    .0149       .152%(e)   .0149
                                                              _____      ______       _____      ______       _____      ______
  Total                                                       .252%      $.0247       .252%      $.0247       .252%      $.0247
                                                              =====      ======       =====      ======       =====      ======


                                                              INTERNET                MARKET LEADERS          RETAIL
                                                              PORTFOLIO, SERIES 8     PORTFOLIO, SERIES 4     PORTFOLIO, SERIES 4
                                                              ___________________     ___________________     ___________________
                                                                         Amount                  Amount                  Amount
                                                                         per Unit                per Unit                per Unit
                                                                         ________                ________                ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.0%(a)   $ .100        1.0%(a)   $ .100        1.0%(a)   $ .100
Deferred sales charge                                          3.5%(b)     .350        3.5%(b)     .350        3.5%(b)     .350
                                                              _____      ______       _____      ______       _____      ______
Maximum sales charge                                           4.5%      $ .450        4.5%      $ .450        4.5%      $ .450
                                                              =====      ======       =====      ======       =====      ======
Maximum sales charge imposed on reinvested dividends           3.5%(c)   $ .350        3.5%(c)   $ .350        3.5%(c)   $ .350
                                                              =====      ======       =====      ======       =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                  .225%(d)   $.0225       .225%(d)   $.0225       .225%(d)   $.0225
                                                              =====      ======       =====      ======       =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                        .100%      $.0098       .100%      $.0098       .100%      $.0098
Trustee's fee and other operating expenses                    .152%(e)    .0149       .152%(e)    .0149       .152%(e)   .0149
                                                              _____      ______       _____      ______       _____      ______
  Total                                                       .252%      $.0247       .252%      $.0247       .252%      $.0247
                                                              =====      ======       =====      ======       =====      ======

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year    3 Years    5 Years
                                                          ______    _______    _______
America's Leading Brands Portfolio, Series 6              $498      $549       $606
Biotechnology Portfolio Series                             498       549        606
Communications Portfolio, Series 5                         498       549        606
Internet Portfolio, Series 8                               498       549        606
Market Leaders Portfolio, Series 4                         498       549        606
Retail Portfolio, Series 4                                 498       549        606

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge (4.5% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.35 per Unit). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.0% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.35 per Unit which will be deducted in five monthly installments of $.07 per Unit beginning May 19, 2000 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through September 20, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 3.5% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Other operating expenses incurred by a Trust for annually updating a Trust's registration statement. Historically, we paid these costs. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees.

                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 371

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 371, comprised of America's Leading Brands Portfolio, Series 6; Biotechnology Portfolio Series; Communications Portfolio, Series 5; Internet Portfolio, Series 8; Market Leaders Portfolio, Series 4; and Retail Portfolio, Series 4, as of the opening of business on ____________, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on ____________, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 371, comprised of America's Leading Brands Portfolio, Series 6; Biotechnology Portfolio Series; Communications Portfolio, Series 5; Internet Portfolio, Series 8; Market Leaders Portfolio, Series 4; and Retail Portfolio, Series 4, at the opening of business on ____________, 1999 in conformity with generally accepted accounting principles.


                                     ERNST & YOUNG LLP

Chicago, Illinois
____________, 1999

                        Statements of Net Assets

                                 FT 371

                    At the Opening of Business on the
               Initial Date of Deposit-____________, 1999

                                                              America's
                                                              Leading Brands       Biotechnology        Communications
                                                              Portfolio            Portfolio            Portfolio
                                                              Series 6             Series               Series 5
                                                              ____________         ____________         ____________

NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                            $                    $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                  (   )                (   )                (   )
Less liability for deferred sales charge (4)                   (     )              (     )              (     )
                                                              ________             ________             ________
Net assets                                                    $                    $                    $
                                                              ========             ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                         $                    $                    $
Less maximum sales charge (5)                                  (     )              (     )              (     )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                  (   )                (   )                (   )
                                                              ________             ________             ________
Net assets                                                    $                    $                    $
                                                              ========             ========             ========

______________

See "Notes to Statements of Net Assets" on page 9.

                    Statements of Net Assets (cont'd.)

                                 FT 371

                    At the Opening of Business on the
               Initial Date of Deposit-____________, 1999

                                                              Internet             Market Leaders       Retail
                                                              Portfolio            Portfolio            Portfolio
                                                              Series 8             Series 4             Series 4
                                                              _______________      _______________      ______________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                            $                    $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                  (   )                 (  )                (   )
Less liability for deferred sales charge (4)                   (     )               (    )              (     )
                                                              ________             ________             ________
Net assets                                                    $                    $                    $
                                                              ========             ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                         $                    $                    $
Less maximum sales charge (5)                                  (     )              (     )              (     )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                  (   )                 (  )                (   )
                                                              ________             ________             ________
Net assets                                                    $                    $                    $
                                                              ========             ========             ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,200,000 will be allocated among each of the six Trusts in FT 371, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0225 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.35 per Unit), payable to us in five equal monthly installments beginning on May 19, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2000. If you redeem Units before September 20, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                       Schedule of Investments

              America's Leading Brands Portfolio, Series 6
                                 FT 371

                    At the Opening of Business on the
               Initial Date of Deposit-____________, 1999

                                                                                Approximate
                                                                                Percentage         Market
                                                                                of Aggregate       Value     Cost of
Number       Ticker Symbol and                                                  Offering           per       Securities to
of Shares    Name of Issuer of Securities (1)                                   Price (3)          Share     the Trust (2)
_______      _______________________________________                            ____________       ______    ________
             APPAREL/RETAIL
             ______________
             GPS      The Gap, Inc.                                                %               $         $
             TOM      Tommy Hilfiger Corporation                                   %

             AUTO & TRANSPORTATION
             _____________________
             F        Ford Motor Company                                           %

             BEVERAGES
             _________
             BUD      Anheuser-Busch Companies, Inc.                               %
             KO       The Coca-Cola Company                                        %
             PEP      PepsiCo, Inc.                                                %

             ENTERTAINMENT
             _____________
             DIS      The Walt Disney Company                                      %

             FOOD
             ____
             HNZ      H.J. Heinz Company                                           %
             HSY      Hershey Foods Corporation                                    %
             SLE      Sara Lee Corporation                                         %

             HOUSEHOLD PRODUCTS
             __________________
             CLX      The Clorox Company                                           %
             KMB      Colgate-Palmolive Company                                    %
             CL       Kimberly-Clark Corporation                                   %
             PG       Procter & Gamble Company                                     %

             PHARMACEUTICALS
             _______________
             BMY      Bristol-Myers Squibb Company                                 %
             JNJ      Johnson & Johnson                                            %
             SGP      Schering-Plough Corporation                                  %

             RECREATION
             __________
             CCL      Carnival Corporation                                         %
             HDI      Harley-Davidson                                              %

             RESTAURANTS
             ___________
             MCD      McDonald's Corporation                                       %
             SBUX     Starbucks Corporation                                        %

             TECHNOLOGY
             __________
             DELL     Dell Computer Corporation                                    %
             INTC     Intel Corporation                                            %
             XRX      Xerox Corporation                                            %

             TOILETRIES/COSMETICS
             ____________________
             G        The Gillette Company                                         %
                                                                                ______                       _________
                            Total Investments                                   100%                         $
                                                                                ======                           =========

_____________

See "Notes to Schedules of Investments" on page 15.

                         Schedule of Investments

                     Biotechnology Portfolio Series
                                 FT 371

                    At the Opening of Business on the
               Initial Date of Deposit-____________, 1999

                                                                                    Approximate
                                                                                    Percentage      Market
Number                                                                              of Aggregate    Value         Cost o
of          Ticker Symbol and                                                       Offering        per           Securities to
Shares      Name of Issuer of Securities (1)                                        Price (3)       Share         the Trust (2)
______      _______________________________________                                 __________      ______        _____________
            BIOTECH
            _______
            AFFX        Affymetrix, Inc.                                               %            $             $
            AMGN        Amgen Inc.                                                     %
            BCHE        BioChem Pharma Inc. (4)                                        %
            BGEN        Biogen, Inc.                                                   %
            BTGC        Bio-Technology General Corp.                                   %
            CRA         Celera Genomics                                                %
            CHIR        Chiron Corporation                                             %
            ENZN        Enzon, Inc.                                                    %
            DNA         Genentech, Inc.                                                %
            GENZ        Genzyme Corporation (General Division)                         %
            HGSI        Human Genome Sciences, Inc.                                    %
            IDPH        IDEC Pharmaceuticals Corporation                               %
            IMNX        Immunex Corporation                                            %
            IVGN        Invitrogen Corporation                                         %
            MEDI        MedImmune, Inc.                                                %
            MLNM        Millennium Pharmaceuticals, Inc.                               %
            PDLI        Protein Design Labs, Inc.                                      %
            TKTX        Transkaryotic Therapies, Inc.                                  %

            PHARMACEUTICALS
            _______________
            AHP         American Home Products Corporation                             %
            BMY         Bristol-Myers Squibb Company                                   %
            GLX         Glaxo Wellcome Plc (ADR)                                       %
            JNJ         Johnson & Johnson                                              %
            LLY         Eli Lilly and Company                                          %
            MRK         Merck & Co., Inc.                                              %
            NVTSY       Novartis AG (ADR)                                              %
            PFE         Pfizer Inc.                                                    %
            ROHHY       Roche Holdings AG (ADR)                                        %
            SGP         Schering-Plough Corporation                                    %
            SBH         SmithKline Beecham Plc (ADR)                                   %
            WLA         Warner-Lambert Company                                         %
                                                                                    ______                        ________
                              Total Investments                                     100%                          $
                                                                                    ======                        ========

_________________

See "Notes to Schedules of Investments" on page 15.

                            Schedule of Investments

                   Communications Portfolio, Series 5
                                 FT 371

                    At the Opening of Business on the
               Initial Date of Deposit-____________, 1999

                                                                                  Approximate
                                                                                  Percentage        Market
                                                                                  of Aggregate      Value        Cost of
Number        Ticker Symbol and                                                   Offering          per           Securities to
of Shares     Name of Issuer of Securities (1)                                    Price (3)         Share         the Trust (2)
_________     _____________________________________                               _________         ______       _________
              COMMUNICATIONS SERVICES
              _______________________
              AT         ALLTEL Corporation                                          %              $            $
              T          AT&T Corp.                                                  %
              BEL        Bell Atlantic Corporation                                   %
              BLS        BellSouth Corporation                                       %
              CWP        Cable & Wireless Plc (ADR)                                  %
              DT         Deutsche Telekom AG (ADR)                                   %
              WCOM       MCI WorldCom, Inc.                                          %
              QWST       Qwest Communications International Inc.                     %
              SBC        SBC Communications Inc.                                     %
              TEF        Telefonica S.A. (ADR)                                       %

              DATA NETWORKING/COMMUNICATIONS EQUIPMENT
              ________________________________________
              ADCT       ADC Telecommunications, Inc.                                %
              AMCC       Applied Micro Circuits Corporation                          %
              BRCM       Broadcom Corporation (Class A)                              %
              CSCO       Cisco Systems, Inc.                                         %
              CMVT       Comverse Technology, Inc.                                   %
              ECIL       ECI Telecom Limited (4)                                     %
              LU         Lucent Technologies Inc.                                    %
              NT         Nortel Networks Corporation (4)                             %
              PMCS       PMC-Sierra, Inc. (4)                                        %
              TLAB       Tellabs, Inc.                                               %
              VTSS       Vitesse Semiconductor Corporation                           %

              WIRELESS COMMUNICATIONS
              _______________________
              MOT        Motorola, Inc.                                              %
              NOK        Nokia Oy (ADR)                                              %
              QCOM       QUALCOMM Incorporated                                       %
              VOD        Vodafone AirTouch Plc (ADR)                                 %
                                                                                  ______                         _________
                               Total Investments                                  100%                           $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 15.

                         Schedule of Investments

                      Internet Portfolio, Series 8
                                 FT 371

 At the Opening of Business on the Initial Date of Deposit-____________,
                                  1999

                                                                                  Approximate
                                                                                  Percentage        Market
                                                                                  of Aggregate      Value         Cost of
Number       Ticker Symbol and                                                    Offering          per           Securities to
of Shares    Name of Issuer of Securities (1)                                     Price (3)         Share         the Trust (2)
_______      _______________________________________                              __________        ______        _____________
             ACCESS/INFORMATION PROVIDERS
             ____________________________
             T          AT&T Corp.                                                   %              $             $
             AOL        America Online, Inc.                                         %
             WCOM       MCI WorldCom, Inc.                                           %
             MSPG       MindSpring Enterprises, Inc.                                 %
             QWST       Qwest Communications International Inc.                      %

             DATA NETWORKING/COMMUNICATIONS EQUIPMENT
             ________________________________________
             AMCC       Applied Micro Circuits Corporation                           %
             BRCM       Broadcom Corporation (Class A)                               %
             CSCO       Cisco Systems, Inc.                                          %
             LU         Lucent Technologies Inc.                                     %
             NT         Nortel Networks Corporation (4)                              %
             PMCS       PMC-Sierra, Inc. (4)                                         %
             TLAB       Tellabs, Inc.                                                %
             VTSS       Vitesse Semiconductor Corporation                            %

             COMPUTERS & PERIPHERALS
             _______________________
             DELL       Dell Computer Corporation                                    %
             EMC        EMC Corporation                                              %
             GTW        Gateway Inc.                                                 %
             HWP        Hewlett-Packard Company                                      %
             INTC       Intel Corporation                                            %
             IBM        International Business Machines Corporation                  %
             SUNW       Sun Microsystems, Inc.                                       %

             INTERNET CONTENT
             ________________
             CMGI       CMGI Inc.                                                    %
             TMPW       TMP Worldwide Inc.                                           %
             YHOO       Yahoo! Inc.                                                  %

             ONLINE BROKERAGE
             ________________
             NITE       Knight/Trimark Group, Inc. (Class A)                         %
             SCH        The Charles Schwab Corporation                               %

             SOFTWARE
             ________
             BVSN       BroadVision, Inc.                                            %
             CHKP       Check Point Software Technologies Ltd. (4)                   %
             INTU       Intuit Inc.                                                  %
             MSFT       Microsoft Corporation                                        %
             ORCL       Oracle Corporation                                           %
                                                                                  ______                          _________
                              Total Investments                                   100%                            $
                                                                                  ======                          =========

______________

See "Notes to Schedules of Investments" on page 15.

                       Schedule of Investments

                   Market Leaders Portfolio, Series 4
                                 FT 371

                    At the Opening of Business on the
               Initial Date of Deposit-____________, 1999

                                                                                    Approximate
                                                                                    Percentage      Market
Number                                                                              of Aggregate    Value         Cost o
of          Ticker Symbol and                                                       Offering        per           Securities to
Shares      Name of Issuer of Securities (1)                                        Price (3)       Share         the Trust (2)
______      _______________________________________                                 __________      ______        _________
            AXP         American Express Company                                       %            $             $
            BRK/B       Berkshire Hathaway Inc. (Class B)                              %
            KO          The Coca-Cola Company                                          %
            DIS         The Walt Disney Company                                        %
            FRE         Freddie Mac                                                    %
            G           The Gillette Company                                           %
            WPO         The Washington Post Company (Class B)                          %
            WFC         Wells Fargo Company                                            %
                                                                                    ______                        ________
                              Total Investments                                     100%                          $
                                                                                    ======                        ========

_________________

See "Notes to Schedules of Investments" on page 15.

                         Schedule of Investments

                       Retail Portfolio, Series 4
                                 FT 371

                    At the Opening of Business on the
                Initial Date of Deposit-____________, 1999

                                                                                  Approximate
                                                                                  Percentage        Market
                                                                                  of Aggregate      Value         Cost of
Number       Ticker Symbol and                                                    Offering          per            Securities to
of Shares    Name of Issuer of Securities (1)                                     Price (3)         Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
             ANF        Abercrombie & Fitch Co. (Class A)                            %              $             $
             BJ         BJ's Wholesale Club, Inc.                                    %
             BBBY       Bed Bath & Beyond Inc.                                       %
             CDWC       CDW Computer Centers, Inc.                                   %
             CC         Circuit City Stores-Circuit City Group                       %
             COST       Costco Wholsale Corporation                                  %
             DH         Dayton Hudson Corporation                                    %
             DG         Dollar General Corporation                                   %
             DLTR       Dollar Tree Stores, Inc.                                     %
             GPS        The Gap, Inc.                                                %
             TOM        Tommy Hilfiger Corporation                                   %
             HD         The Home Depot, Inc.                                         %
             IBI        Intimate Brands, Inc.                                        %
             KR         The Kroger Co.                                               %
             LOW        Lowe's Companies, Inc.                                       %
             MAY        The May Department Stores Company                            %
             SWY        Safeway Inc.                                                 %
             SPLS       Staples, Inc.                                                %
             WAG        Walgreen Co.                                                 %
             WMT        Wal-Mart Stores, Inc.                                        %
                                                                                  ______                          _________
                              Total Investments                                   100%                            $
                                                                                  ======                          =========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on ____________, 1999.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                               Cost of
                                               Securities       Profit
                                               to Sponsor       (Loss)
                                               _________        ______
America's Leading Brands Portfolio, Series 6   $                $
Biotechnology Portfolio Series                 $                $
Communications Portfolio, Series 5             $                $
Internet Portfolio, Series 8                   $                $
Market Leaders Portfolio, Series 4             $                $
Retail Portfolio, Series 4                     $                $

(3) The portfolios may contain additional Securities each of which will not exceed approximately __% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Securities listed above may not be included in the final portfolios. Also, the percentages of the Aggregate Offering Price for the Securities are approximate amounts and may vary in the final portfolios.

(4) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                             The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named The FT Series. We designate each of these investment company series, FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trusts.

This FT Series contains six separate unit investment trusts which are known as:

- America's Leading Brands Portfolio, Series 6

- Biotechnology Portfolio Series

- Communications Portfolio, Series 5

- Internet Portfolio, Series 8

- Market Leaders Portfolio, Series 4

- Retail Portfolio, Series 4

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in "Summary of Essential Information." Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited contracts to buy the Securities with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement

Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives. The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

America's Leading Brands Portfolio, Series 6 is a unit investment trust which invests in a portfolio of common stocks of companies considered to be leaders in their industries.

Almost every American is familiar with brand name companies like Coca-Cola, Walt Disney, Gillette and McDonald's. They are household names, whose products can be found in almost every home across the country. This is also increasingly becoming the case overseas as more markets open in developing countries. Typically, leading brands companies have large advertising budgets and strong research and development enabling them to further expand into new markets.

While many of these companies already have a strong presence in international markets, we believe they stand to benefit even more from the following factors:

- As a result of growing populations and rising standards of living, demand for goods continues to increase.

- Relaxed trade agreements and improved political climates are opening more markets for producers of leading brand name products.

- Leading brands companies use their large advertising budgets and strong research and development to further expand into new markets.

- Generally, consumer goods companies perform well, even during uncertain economic times, since their products and services typically remain in demand.

Biotechnology Portfolio Series is a unit investment trust which invests in a portfolio of common stocks of biotechnology companies.

The biotechnology industry was founded in the seventies and successfully launched its first products in the early eighties. By the start of the nineties, many in the investment community believed that biotechnology was on the verge of becoming a revolutionary growth industry, somewhat like the Internet is now. Eventually, however, the demand for biotech stocks diminished for various reasons, including a limited supply of products.

As the nineties draw to a close, interest in biotechnology is being reignited thanks to a strong pipeline of promising new medicines. On average, it takes 10-15 years for a new drug to go from development to market, and there are currently over 300 products in the late stages of clinical trials, compared to only 30 back in 1991. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, another 53 products have come to market. A faster FDA approval process, an increase in the length of patent protection and advances in computer technology are improvements which have the potential to help biotech and pharmaceutical companies expedite the development and approval of their products and grow their businesses. Therefore, the outlook for the biotechnology industry has improved due to a more efficient infrastructure that now incorporates product development, marketing and distribution.

The following factors support our positive outlook for the biotechnology industry:

- The biotechnology industry is projected to generate over $20 billion in revenues in 1999, approximately a 21% increase over 1998.

- Currently, there are approximately 140 pharmaceutical and biotechnology companies testing biotechnology products. The costs associated with developing these products can range from $250-300 million per drug. The leading biotech companies commit 15-50% of total revenues to research and development. Such excessive costs have inspired many biotech firms to seek capital investment from pharmaceutical companies through licensing agreements and other collaborations. By combining resources, biotech firms not only receive the capital that they need to operate, but also gain access to marketing and distribution channels. Nearly 1,000 such deals have been made since 1993.

- We believe that future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- The industry is focusing on society's most pressing healthcare needs. For example, approximately 151 of the 350 products in the developmental stage are related to the treatment of cancer, which is currently the second leading cause of death in the United States, after cardiovascular disease. That constitutes more than 40% of the new treatments in development.

Communications Portfolio, Series 5 is a unit investment trust which invests in a portfolio of common stocks of communications companies, diversified across domestic and international companies involved in communications services, data networking/communications equipment and wireless communications. In general, we believe these companies have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average debt.

The communications industry is expected to benefit from the convergence of a variety of industries, including entertainment, media and publishing. Deregulation and privatization of telecommunications services both domestically and internationally have heightened competition. As a result, leading companies in the communications industry are poised for increased revenue and earnings growth potential over the next several years.

The following factors support our positive outlook for companies in the communications industry:

- The Telecommunications Act of 1996 broke down many regulatory barriers in the United States. Companies that were once prevented from offering multiple communications services can now do so.

- Foreign markets are opening at a rapid pace. In fact, 69 countries representing more than 90% of world telecommunications revenue recently signed an agreement to move to deregulation and privatization.

- Recent advances, such as wireless phones, fiber optics and the Internet are allowing businesses, individuals and governments greater access to more services at lower costs.

Internet Portfolio, Series 8 is a unit investment trust which invests in a portfolio of common stocks of technology companies which provide products or services for, or conduct business on, the Internet.

The following factors support our positive outlook for the companies in the Internet-related industry:

- A new computer is added to the Internet approximately every four seconds.

-  Nearly 3000 new websites are being added every day.

- There has been an increase in consolidation and mergers among Internet related companies.

- Improved security measures are helping fuel consumer transactions over the Web.

Market Leaders Portfolio, Series 4 is a unit investment trust which invests in a diversified portfolio of common stocks of companies that are widely regarded as front-runners in their respective industries. One important advantage that blue-chip companies enjoy over most companies is that they are usually very well capitalized, which has the potential to provide their stockholders with a greater degree of stability and performance over time.

The Trust is invested in companies that market essential consumer products and services, have skilled management, possess strong balance sheets and have demonstrated the ability to generate earnings growth. Their products and services often remain in demand, even during periods of slow economic growth.

The following factors support our positive outlook for these market leaders:

- The global economy appears to be in the early stages of a rebound thanks to the modest recoveries underway in Asia and Europe. Coca-Cola, Disney and American Express have the potential to benefit from an increase in consumer spending overseas.

- The economic environment in the United States continues to reflect strong growth and attractive interest rate levels. The housing market is robust, which could continue to fuel demand for the services of Freddie Mac.

- Online banking is one area where Wells Fargo is getting a jump on the competition. They are the nation's largest online banker servicing approximately one million accounts. Their online customers typically cost less to service than traditional bank customers.

Retail Portfolio, Series 4 is a unit investment trust which invests in a portfolio of common stocks of retail companies.

When it comes to the power of the vote, few do it better than the consumer. Every day consumers cast their votes with dollars. Now more than ever, consumers demand quality and selection at a reasonable price. Additionally, consumers are spending less time shopping, but spending more money per visit. In fact, industry analysts have even coined a new phrase for this called "precision shopping."

The key to success in retail is to win over the consumer. After all, their spending accounts for a significant portion of the annual U.S. GDP.

The following factors support our positive outlook for the retail industry:

- Retailers tend to prosper during economic cycles that boast low interest rates, low unemployment, personal income growth and high levels of consumer confidence. The U.S. economy is healthy and is currently enjoying a sustained period of low inflation and stable interest rates. Unemployment rates are historically low and consumer confidence levels hover near the 1998 record high.

- The retail industry employs over 20 million people. That equates to one in five U.S. workers, according to the U.S. Department of Labor.

- The Internet could play a key role in the retail sector because it enables companies to market and distribute products cost-effectively without geographical limitations.

- Success often hinges on finding new growth opportunities. Some historical retail trends that proved successful were department stores, malls, specialty retail stores and national discounters. The Internet could evolve into the next successful trend. It offers benefits like convenience, selection and pricing. Though still in its infancy, more than 58 million adults are online in the United States alone, a figure that is expected to grow substantially over the years to come.

Retailers all share a common challenge which is to increase profits while reducing costs. We believe that growth in the retail sector will come from such initiatives as opening new stores, the Internet, brand building and mergers. It is our belief that a portfolio of industry leading retailers offers value and growth potential for the future.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S., and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Biotechnology/Pharmaceutical Industries. The Biotechnology Portfolio Series includes companies involved in drug development and production. Biotech and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Communications Industry. The Communications Portfolio, Series 5 includes companies that are involved in the communications industry. Communications companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Rapid deregulation, both in the United States and internationally, allows companies to develop products and services for a larger market, but also exposes them to fierce global competition.

Consumer Products Industry. The America's Leading Brands Portfolio, Series 6 mainly consists of consumer products companies. General risks of these companies include cyclicality of revenues and earnings, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Market Leaders. The Market Leaders Portfolio, Series 4 is concentrated in Berkshire Hathaway, Inc. common stock and the common stock of certain companies in which Berkshire Hathaway, Inc. owns an equity interest. This lack of diversification increases risks to investors. Berkshire Hathaway, Inc. and the other issuers of Securities included in the Market Leaders Portfolio, Series 4 have in no way participated in the creation of this Trust.

Technology Industry. The Internet Portfolio, Series 8 is concentrated in Securities issued by companies which are involved in the Internet area of the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Retail Industry. The Retail Portfolio, Series 4 includes companies involved in the retail industry. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.

Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers and issuers in foreign countries.

            Portfolio Securities Descriptions

America's Leading Brands Portfolio, Series 6.

Apparel/Retail
______________

The Gap, Inc.

Tommy Hilfiger Corporation


Auto & Transportation
______________

Ford Motor Company


Beverages
______________

Anheuser-Busch Companies, Inc.

The Coca-Cola Company

PepsiCo, Inc.


Entertainment
______________

The Walt Disney Company


Food
______________

H.J. Heinz Company

Hershey Foods Corporation

Sara Lee Corporation


Household Products
______________

The Clorox Company

Colgate-Palmolive Company

Kimberly-Clark Corporation

Procter & Gamble Company


Pharmaceuticals
______________

Bristol-Myers Squibb Company

Johnson & Johnson

Schering-Plough Corporation


Recreation
______________

Carnival Corporation

Harley-Davidson


Restaurants
______________

McDonald's Corporation

Starbucks Corporation


Technology
______________

Dell Computer Corporation

Intel Corporation

Xerox Corporation


Toiletries/Cosmetics
______________

The Gillette Company


Biotechnology Portfolio Series

Biotech
______________

Affymetrix, Inc.

Amgen Inc.

BioChem Pharma Inc.

Biogen, Inc.

Bio-Technology General Corp.

Celera Genomics

Chiron Corporation

Enzon, Inc.

Genentech, Inc.

Genzyme Corporation (General Division)

Human Genome Sciences, Inc.

IDEC Pharmaceuticals Corporation

Immunex Corporation

Invitrogen Corporation

MedImmune, Inc.

Millennium Pharmaceuticals, Inc.

Protein Design Labs, Inc.

Transkaryotic Therapies, Inc.


Pharmaceuticals
______________

American Home Products Corporation

Page 21


Bristol-Myers Squibb Company

Glaxo Wellcome Plc (ADR)

Johnson & Johnson

Eli Lilly and Company

Merck & Co., Inc.

Novartis AG (ADR)

Pfizer Inc.

Roche Holdings AG (ADR)

Schering-Plough Corporation

SmithKline Beecham Plc (ADR)

Warner-Lambert Company


Communications Portfolio, Series 5.

Communications Services
_______________________

ALLTEL Corporation

AT&T Corp.

Bell Atlantic Corporation

BellSouth Corporation

Cable & Wireless Plc (ADR)

Deutsche Telekom AG (ADR)

MCI WorldCom, Inc.

Qwest Communications International Inc.

SBC Communications Inc.

Telefonica S.A. (ADR)


Data Networking/Communications Equipment
____________________________________

ADC Telecommunications, Inc.

Applied Micro Circuits Corporation

Broadcom Corporation (Class A)

Cisco Systems, Inc.

Comverse Technology, Inc.

ECI Telecom Limited

Lucent Technologies Inc.

Nortel Networks Corporation

PMC-Sierra, Inc.

Tellabs, Inc.

Vitesse Semiconductor Corporation


Wireless Communications
_____________________

Motorola, Inc.

Nokia Oy (ADR)

QUALCOMM Incorporated

Vodafone AirTouch Plc (ADR)

Internet Portfolio, Series 8.


Access/Information Providers
________________________

AT&T Corp.

America Online, Inc.

MCI WorldCom, Inc.

MindSpring Enterprises, Inc.

Qwest Communications International Inc.


Data Networking/Communications Equipment
____________________________________

Applied Micro Circuits Corporation

Broadcom Corporation (Class A)

Cisco Systems, Inc.

Lucent Technologies Inc.

Nortel Networks Corporation

PMC-Sierra, Inc.

Tellabs, Inc.

Vitesse Semiconductor Corporation


Computers & Peripherals
_____________________

Dell Computer Corporation

EMC Corporation

Gateway Inc.

Hewlett-Packard Company

Intel Corporation

International Business Machines Corporation

Sun Microsystems, Inc.


Internet Content
______________

CMGI Inc.

TMP Worldwide Inc.

Yahoo! Inc.


Online Brokerage
______________

Knight/Trimark Group, Inc. (Class A)

The Charles Schwab Corporation


Software
______________

BroadVision, Inc.

Check Point Software Technologies Ltd.

Intuit Inc.

Microsoft Corporation

Oracle Corporation


Market Leaders Portfolio, Series 4.

American Express Company

Berkshire Hathaway Inc. (Class B)

The Coca-Cola Company

The Walt Disney Company

Freddie Mac

The Gillette Company

The Washington Post Company (Class B)

Wells Fargo Company


Retail Portfolio, Series 4.

Abercrombie & Fitch Co. (Class A)

BJ's Wholesale Club, Inc.

Bed Bath & Beyond Inc.

CDW Computer Centers, Inc.

Circuit City Stores-Circuit City Group

Costco Wholsale Corporation

Dayton Hudson Corporation

Dollar General Corporation

Dollar Tree Stores, Inc.

The Gap, Inc.

Tommy Hilfiger Corporation

The Home Depot, Inc.

Intimate Brands, Inc.

The Kroger Co.

Lowe's Companies, Inc.

The May Department Stores Company

Safeway Inc.

Staples, Inc.

Walgreen Co.

Wal-Mart Stores, Inc.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.0% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.35 per Unit). The initial sales charge will vary from 1.0% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, five monthly deferred sales charge payments of $.07 per Unit will be deducted from each Trust's assets on approximately the twentieth day of each month from May 19, 2000 through September 20, 2000. The maximum sales charge assessed during the initial offering period will be 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge).

After the initial offering period, if you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent October 31, commencing October 31, 2000, to a minimum sales charge of 3.0%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced, as follows:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              4.25%
$100 but less than $250             4.00%
$250 but less than $500             3.50%
$500 or more                        2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the broker/dealer or other selling agent making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units at the Public Offering Price, subject only to the Sponsor's retention of the sales charge. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined in the same manner as during the initial offering period except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after October 31, 2000). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission of .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of the Trusts during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales
per Trust                           Additional
(in millions):                      Concession:
_________________                   ________________
$1 but less than $2                 .10%
$2 but less than $3                 .15%
$3 but less than $10                .20%
$10 or more                         .30%

We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to our dealers' registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charges on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Trusts will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trusts will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of shares of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of the Trusts for:

-  Individual Retirement Accounts;

-  Keogh Plans;

-  Pension funds; and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

-  A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Dates. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.
The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date. The Trusts may be terminated earlier:

-  Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind

Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

-  Terminate the Indenture and liquidate the Trusts; or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trusts.

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Page 35


                   FIRST TRUST (registered trademark)

              America's Leading Brands Portfolio, Series 6
                     Biotechnology Portfolio Series
                   Communications Portfolio, Series 5
                      Internet Portfolio, Series 8
                   Market Leaders Portfolio, Series 4
                       Retail Portfolio, Series 4

                                 FT 371

                                Sponsor:

                           NIKE SECURITIES L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-_____) and
- Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov

                           ____________, 1999

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                    First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 371 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.

This Information Supplement is dated ____________, 1999. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft                                                   2
Concentrations
   Biotechnology/Pharmaceutical                                2
   Consumer Products                                           3
   Communications                                              3
   Technology                                                  3
   Retail                                                      4

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of March 31, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations

Biotechnology/Pharmaceutical. An investment in Units of the Biotechnology Portfolio should be made with an understanding of the problems and risks such an investment may entail.

Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Consumer Products. An investment in the America's Leading Brands Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Communications. An investment in Units of the Communications Portfolio should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Technology. An investment in Units of the Internet Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Retail. An investment in Units of the Retail Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

                           MEMORANDUM

                           Re:  FT 371

     The only difference of consequence (except as described below) between FT 354, which is the current fund, and FT 371, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 354 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits

                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 371 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on September 24, 1999.

                           FT 371
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        September 24, 1999
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of
                       Nike Securities
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  371  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).

___________________________________
* To be filed by amendment.

                               S-5